Exhibit 10.1

December 21, 2017

Jody Macedonio

Dear Jody:

I am pleased to offer you the position of Executive Vice President — Chief Financial Officer (Grade 99) for Dean Foods Company.  This position will report to Ralph Scozzafava, Chief Executive Officer, and will be based out of our Corporate Headquarters in Dallas, Texas.  We look forward to having you join our team on or before February 26, 2018.

Here are the specifics of your assignment:

Base Salary

You will be paid $20,833.34 on a semi-monthly basis, less payroll taxes.  Your salary will be reviewed annually (next in March 2019).

Signing Bonuses

You will receive one-time signing bonuses totaling $400,000.00, less payroll taxes, per the following payment schedule:

Payment Within 45 Days After Date Listed Below	Amount
Completion of 30 days’ of employment	$200,000.00
Completion of 12 months’ of employment	$200,000.00

If you voluntarily leave Dean Foods within the 12 months following the payment of a signing bonus, you will be responsible for reimbursing Dean Foods for the full gross amount of the signing bonus (prorated based on the number of full months worked during the 12 months following the payment of the signing bonus), and you will not be eligible to receive any unpaid signing bonuses.

Annual Incentive Opportunity

As a Grade 99 executive, you will be eligible to earn an annual incentive as a participant in the Dean Foods Corporate Short-Term Incentive (STI) Plan with a 2018 target amount equal to 75% of your annualized base salary, subject to the achievement of certain financial targets as well as your performance against certain individual objectives.  For the 2018 plan year, your STI payment will not be prorated and will be guaranteed at target, or based on actual results if better.  The STI payment will be calculated with your annual base salary as of 12/31.

Annual Long-Term Incentive Compensation

You will be eligible for consideration for future Long-Term Incentive (LTI) grants under the Dean Foods Long Term Incentive Program.  The exact amount and nature of any future long-term incentive awards will be determined by the Dean Foods Compensation Committee.

Paid Time Off (PTO)

You will be granted twenty-five (25) days of PTO per year.  For 2018, your PTO will be prorated based on your actual start date.  Unused PTO is not carried forward from year to year unless required by state law.

Benefits Plan

You will soon be receiving an overview of the health and welfare benefits program. Your eligibility begins on the first day of the month following 60 calendar days of employment; please note that you must complete the health and welfare benefits enrollment process within 45 days of your hire date. Once hired, if you have questions regarding the health and welfare benefits programs or eligibility, please call the Dean Foods Benefits Service Center at 877-224-4909 or go online to www.deanfoods.mercerhrs.com.

Your eligibility for 401(k) benefits will begin on the first day of the month following 60 calendar days of employment.  You will receive information regarding these benefits approximately two weeks prior to your eligibility. For questions regarding 401(k) programs or eligibility, please call Fidelity Investments at 800-835-5095.

Executive Deferred Compensation Plan

You will be eligible to participate in the Dean Foods Executive Deferred Compensation Plan.  The plan provides eligible executives with the opportunity to defer compensation on a pre-tax basis.  You will receive general information and enrollment materials during the next enrollment cycle.

Supplemental Executive Retirement Plan

You will be covered by the Dean Foods Supplemental Executive Retirement Plan (SERP) under the plan rules.  The SERP is a non-qualified retirement plan that provides an annual Company contribution (currently 4% of eligible excess compensation) to executives whose eligible compensation exceeds the annual IRS-mandated limit for qualified retirement plans.  Company contributions are made in June/July for the prior year period.  You will receive additional information upon receiving your first plan contribution.

Financial Counseling

As an Executive Vice President, you are eligible to receive a reimbursement of up to $14,000 net per year (grossed up for taxes) to reimburse you for any financial planning activities for which you have engaged during each calendar year, including tax preparation.

Executive Physical

You will be eligible for a Company-paid Executive Physical every calendar year with the Cooper Institute in Dallas, Texas.  To schedule your physical, call 972.560.3227 and reference Dean Foods.

COBRA Support

Should you elect COBRA (health insurance) coverage from your previous employer, Dean Foods will reimburse you, grossed up for taxes, for your COBRA premiums (less your comparable Dean Foods contribution) until you become eligible for Dean Foods benefits (first of the month following 60 days of employment).

Insider Trading

As an Executive Vice President, you will have access to sensitive business and financial information.  Accordingly, from time to time and in accordance with the company’s Insider Trading Policy, you will be prohibited from trading Dean Foods’ securities (or, in some circumstances, the securities of companies doing business with Dean Foods).

Change-In-Control Provisions

You will be provided a Change in Control agreement comparable to that currently provided to other Dean Foods Executive Vice Presidents.

New Hire Process

This offer of employment is contingent upon your submission to and successful completion of a background check and drug screen.  By signing this offer letter, you represent that there is no agreement or promise in place between you and any other company (for example, a non-competition agreement) that would prohibit you from working for Dean Foods.  You are also required to comply with the Dean Foods Code of Ethics as a condition of employment, and you understand and agree that you are not to use or disclose the confidential or proprietary information of any prior employer while performing your job with Dean Foods.  You also agree that to the extent you have any prohibitions on solicitation of customers or employees from your prior employer, you agree that you will honor those provisions for the allotted time in any relevant agreements.

Relocation Assistance

Dean Foods wants your move to Dallas to be a positive one and is offering relocation assistance pursuant to the Company’s current Relocation Policy. The Level One policy describing these benefits is enclosed. Your acceptance of this offer includes the acceptance and agreement of this relocation policy. If you have questions regarding these programs or eligibility, please contact our relocation department by phone at 214-721-1290 or via email at Cassandra_brown-english@deanfoods.com.

Conclusion

Jody, I am very excited about the opportunities at Dean Foods and very excited to have you be a part of our team. I am confident that with your experience, skills, vision and standards, you will make significant contributions to our company in the years to come.

Best regards,

/s/ Jose Motta
Jose Motta
SVP, Human Resources

Agreed and accepted:

/s/ Jody Macedonio
Jody Macedonio

January 2, 2018
Date

cc. David Bruns